

September 22, 2010

Richard A. Meier
Executive Vice President and Chief Financial Officer
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

    Re: Teleflex Incorporated
             Form 10-K for the fiscal year ended December 31, 2009
             Filed February 25, 2010
             File No. 001-5353

Dear Mr. Meier:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 53

1.   We refer to your disclosure under "Risk Oversight and Management" on page 12 of your definitive proxy statement that you have incorporated by reference to your Form 10-K. Please describe the process that you undertook to reach the conclusion that disclosure pursuant to Regulation S-K Item 402(s) is not necessary. For example, what specific elements of compensation, risks arising from compensation practices and policies, and mitigating factors did you consider in reaching this conclusion?

Item 13. Certain Relationships and Related Transactions…, page 53

2.   In future applicable filings, please disclose the information required by Regulation S-K Item 404(b). Include in your response what information you would have disclosed in your most recent annual report on Form 10-K.

Definitive Proxy Statement on Schedule 14A filed on March 26, 2010

The Governance Committee, page 10

3.   From your disclosure in this section and on page 4 regarding what your Board "seeks to identify" and when it believes it "operates best," it is unclear whether your Board and Governance Committee actually considers diversity in identifying nominees. Please tell us and revise your future filings to disclose clearly whether, and if so how, your Board and Governance Committee consider diversity in identifying nominees for director. If the Board or Committee has a policy with regard to the consideration of diversity in identifying director nominees, please tell us and disclose in future filings how such policy is implemented, as well as how the committee assesses the effectiveness of its policy. Refer to Regulation S-K Item 407(c)(2)(vi).

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact Celia Soehner at (202) 551-3463 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

                                                  Sincerely,

                                                  Russell Mancuso
                                                  Branch Chief

cc (via facsimile):   Roxane F. Reardon, Esq. — Simpson Thacher & Bartlett LLP